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                              October 19, 2022

       Eric Carre
       Executive Vice President, Chief Financial Officer
       Halliburton Company
       3000 North Sam Houston Parkway East
       Houston, TX 77032

                                                        Re: Halliburton Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
October 4, 2022
                                                            File No. 001-03492

       Dear Eric Carre:

              We have reviewed your October 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2022 letter.

       Response dated October 4, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       21

   1. We note your response to prior comment 2 states that you monitor public perception of the
                                                        Company and its
reputation and that some of your stakeholders are interested in learning more about your
ESG-related goals. However, your response does not address any anticipated
reputational risks resulting from your operations or products that produce greenhouse gas
emissions. Please tell us what consideration you gave to including disclosure regarding
any anticipated climate-related reputational risks, including those that relate to being a
provider of products and services to the energy industry.
 Eric Carre
Halliburton Company
October 19, 2022
Page 2

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



                                                         Sincerely,
FirstName LastNameEric Carre
                                                         Division of
Corporation Finance
Comapany NameHalliburton Company
                                                         Office of Energy &
Transportation
October 19, 2022 Page 2
cc:       Van Beckwith
FirstName LastName